UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

RICHARD FULFORD, individually and on behalf of all others similarly situated,	Civil Action No. 1:25-cv-06102
Plaintiff,	CLASS ACTION
v.	JURY TRIAL DEMANDED
JAMES ALPHA FUNDS TRUST (d/b/a EASTERLY FUNDS TRUST), MANAGED PORTFOLIO SERIES TRUST, EASTERLY INVESTMENT PARTNERS LLC, PRINCIPAL STREET PARTNERS, LLC (n/k/a CALYDON CAPITAL, LLC), TROY E. WILLIS, CHARLIE S. PULIRE, BENJAMIN J. EIRICH, BRIAN R. WIEDMEYER, ROBERT J. KERN, DAVID A. MASSART, DAVID M. SWANSON, LEONARD M. RUSH, DARRELL CRATE, MICHAEL J. MONTAGUE, NEIL MEDUGNO, CLAYTON SPENCER, QUASAR DISTRIBUTORS, LLC, and EASTERLY SECURITIES LLC,	
Defendants.	

COMPLAINT FOR
VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Plaintiff Richard Fulford ("Plaintiff"), by and through his undersigned counsel, alleges the following based upon personal knowledge as to Plaintiff's own acts, and upon information and belief as to all other matters based on the investigation conducted by and through Plaintiff's attorneys, which included, among other things: (i) a review of U.S. Securities and Exchange Commission ("SEC") filings by James Alpha Funds Trust d/b/a Easterly Funds Trust (the "Easterly Trust") and the Managed Portfolio Series Trust (the "MPS Trust"); (ii) a review and analysis of other publicly available information, news articles, shareholder communications, and sales and marketing materials concerning the Easterly ROCMuni High Income Municipal Bond Fund (f/k/a the Principal Street High Income Municipal Fund) (the "Fund"); and (iii) a review and analysis of other available materials relating to the Fund and the municipal bond market. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

I.   NATURE OF THE ACTION

1.   This is a class action on behalf of all persons who purchased or otherwise acquired shares of the Fund during the period July 29, 2022 through June 12, 2025 (the "Class Period") seeking to pursue remedies under Sections 11, 12 and 15 of the Securities Act of 1933 (the "Securities Act").

2.   The Fund is an open-end management investment company, commonly known as a "mutual fund," registered under the Investment Company Act of 1940, as amended ("1940 Act"). The investment objective of the Fund is to provide current income exempt from regular federal income tax, and offers Class A (ticker: RMJAX), Investor Class (ticker: RMHVX) and Class I shares (ticker: RMHIX), and formerly offered Class A (ticker: GSTFX), Investor Class (ticker: GSTEX), and Institutional Class shares (ticker: GSTAX). Shares of the Fund were offered on a continuous basis. The class of shares differ in terms of minimum purchase requirements and fees.

1

3.   A hallmark of an open-end mutual fund is that it must be able to convert some portion of its portfolio holdings into cash on a frequent basis because it issues redeemable securities. Investors in mutual funds can redeem their shares on each business day and by law must receive approximately their pro rata share of the fund's net assets or its cash value within seven calendar days after receipt of a redemption request. Accordingly, because open-end funds hold themselves out at all times as being prepared to meet these redemption requirements, they have a responsibility to manage the liquidity of their investment portfolios in a manner consistent with those obligations.

4.   The Offering Materials (defined below) in connection with the offer and sale of the Fund represented that the Fund maintained a 15% limitation on illiquid investments and defined "illiquid investments" to mean any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Defendants further warned of potential future risks, including that if a significant amount of the Fund's securities were to become illiquid, the Fund may not be able to timely pay redemption proceeds and may need to sell securities at significantly reduced price, and that the price the Fund could receive upon the sale of any particular portfolio investment may differ from the Fund's valuation of the investment and that the Fund could realize a greater than expected loss or lesser than expected gain upon the sale of the investment.

5.   Unknown to investors, the Offering Materials were materially false and misleading because: (a) they failed to disclose that a substantial percentage of the Fund's NAV was concentrated in illiquid assets; (b) they failed to disclose that the safeguards that purportedly limited the Fund's investment in illiquid assets were ineffective and that, consequently, the Fund's

investment in illiquid assets exceeded its purported limits; (c) they materially overvalued the carrying value of certain of the Fund's assets and overstated the Fund's net asset value ("NAV"); and (d) as a result, Fund investors were subject to material undisclosed risks.

6.   On June 13, 2025, the undisclosed negative facts and risks concealed from investors came to a catastrophic head. Investors were shocked when the Fund dumped large portions of its portfolio of illiquid securities, triggering a collapse in the Fund's NAV in a matter of days, wiping out hundreds of millions of dollars in NAV. On June 12, 2025, the reported NAV of the Fund was $6.15 per share. On June 13, 2025, the Fund's NAV collapsed to $4.33 per share, a decline of over 30%.[1]

7.   On July 17, 2025, *Bloomberg* published a story titled "Easterly High Yield Muni Fund Plunges Nearly 50% in Sales Dump" that stated the following:

> Easterly Funds' high-yield municipal-bond fund has dropped almost 50% since Friday as the portfolio unloaded illiquid securities from the riskiest part of the muni market, according to people familiar with the matter.
>
> The Easterly RocMuni High Income Municipal Bond Fund net-asset value fell to $3.16 on Monday from $6.15 on Friday morning. Its assets have declined to about $67 million from about $245 million at the end of February. . . .



Easterly High-Yield Muni Fund Plunges
Net-asset value of the Easterly RocMuni High Income Municipal Bond Fund
Source: Bloomberg

Easterly's high-yield muni portfolio is stuffed with debt issued for biofuel projects,

---

[1] On or around June 17, 2025, the Fund revised the June 13, 2025 redemption price per share of the Fund to $3.99 per share.

recycling facilities and retirement homes, according to data compiled by Bloomberg. Those kinds of credits rarely trade, making price discovery spotty.

Birch Creek Capital, in its weekly muni commentary, referred to a spate of selling from a fund that included a large portion of distressed securities, limiting the buyer pool. Birch Creek, which targets high-yield and distressed munis, didn't name the fund.

"Many of these bonds traded at massive discounts to their evals, underscoring the risk involved in investing in the most speculative projects," Birch Creek said. "While this portion of the market may unearth rare opportunities for outsized returns, we believe this is best left for firms that have deep expertise in distressed credits and complex workouts."

8.   On June 18, 2025, *The Bond Buyer* published a story titled "Easterly HY muni fund

sells off, distressed credit trades for pennies" that stated the following:

Some municipal bond buyers have snapped up basement bargains over the week as a high-yield fund unloaded large chunks of its portfolio at deep discounts.

The Easterly RocMuni High Income Municipal Bond Fund's total net assets dropped to $49.9 million as of Tuesday down from $232 million as of March 31, as the fund floated large bid lists to potential buyers across the market.

The NAV was at $6.36 at the start of the month, falling to $6.15 by Thursday and then tumbling downward to $3.10 on Tuesday. The fund's performance year-to-date is negative 54.08%.

Easterly said in a statement that it was not liquidating but "repositioning."

"The fund was repositioned to improve liquidity and continues to seek investment opportunities in line with the fund's investment mandate," said an Easterly spokesperson in an email.

The large selloff is a rare occurrence in the high-yield market, and the rock-bottom prices show the risks of a high-yield market where liquidity is famously limited, market participants said.

"Things have not gone so well for them, and the big reason is they own a ton of the most speculative deals that have come to market in the past couple of years," said a buyside source who asked to remain anonymous.

"There are lots of interesting opportunities and a lot of people looking at these lists," they said. "These are very, very dramatic markdowns from where they were marked."

Just under 84% of the portfolio is made up of credits rated D to BB-plus, according to its first quarter factsheet. The fund, created in 2017, is run by portfolio managers Troy Willis and Charlie Pulire, according to its website. . . .

Birch Creek Capital noted the selloff of the "unique credits" in a Monday note without naming the fund.

"Many of these bonds traded at massive discounts to their evals, underscoring the risk involved in investing in the most speculative projects," Birch Creek said. "While this portion of the market may unearth rare opportunities for outsized returns, we believe this is best left for firms that have deep expertise in distressed credits and complex workouts."

Some of the credits represent high-profile defaults and distress across the market: Legacy Cares, the Proton International Alabama, LLC, and Ohio's Purecycle Technologies.

On Friday, an investor paid two cents for $800,000 of the Alabama proton center bonds with a 6.85%coupon and 2047 maturity, according to Electronic Municipal Market Access. The most recent trade before that was in 2021, for 114.

A buyer on Monday bought $2.6 million of Purecycle bonds with a 7% coupon due in 2042 for 50 cents on the dollar. The bonds traded in February 2024 for 102.

A $3.2 million chunk of bonds issued for borrower Gladieux Metals Recycling LLC sold Monday for 4 cents. The paper carries a 9% coupon. It last traded for 102 in April 2023. The Gladieux paper, which has been in default for years, was listed as the fund's top position at the end of the first quarter.

The credit information on many muni-financed project finance deals like Gladieux is hidden behind data rooms, accessible only to holders, so it's difficult to know what is happening with the credits. Recoveries on such projects are typically minimal.

The rock-bottom prices show the risks of the high-yield muni market, where liquidity is limited, said Chad Farrington, co-head of municipal bond strategy at DWS Asset Management. That's especially true for small pieces.

"If you have to sell, sometimes there's limited availability, even though the price could be right," Farrington said. "It's just whether somebody knows the name you know or not, and whether there's an ability or willingness to take on more of the credit."

Farrington said he hopes Easterly's selloff does not cause any contagion. "When bonds are being sold at very depressed levels, if you also hold the bonds, you're going to feel the pain in that price move lower, and then hope it doesn't spread to the view of the market overall," he said.

9.   As of July 23, 2025, the Fund's NAV has not recovered, reported at $2.94 per share,

a decline in NAV per share of over 52% since June 12, 2025.

10.   During the Class Period, Defendants issued and distributed the following documents in connection with the continuous offering of shares of the Fund (the "Offering Materials"):

a.   the semi-annual and annual reports of the Fund filed with the SEC on Form N-CSRS and N-CSR on November 7, 2022, May 5, 2023, November 24, 2023, May 9, 2024, November 12, 2024 and May 9, 2025;

b.   the Registration Statement and Prospectus filed by the MPS Trust with the SEC on Forms N-1A and 485BPOS on December 28, 2022, and Summary Prospectus filed with the SEC on Form 497K on December 29, 2022 (with Prospectus and Summary Prospectus dated December 29, 2022) ("12/28/2022 Registration Statement");

c.   the Registration Statement and Prospectus filed by the MPS Trust with the SEC on Forms N-1A and 485BPOS on December 28, 2023, and Summary Prospectus filed with the SEC on Form 497K on January 1, 2024 (with Prospectus and Summary Prospectus dated December 29, 2023) ("12/28/2023 Registration Statement");

d.   the Registration Statement and Prospectus filed by the Easterly Trust with the SEC on Forms N-1A and 485BPOS on August 29, 2024 ("8/29/2024 Registration Statement");

e.   the Registration Statement and Joint Proxy Statement/Prospectus filed by the Easterly Trust with the SEC on Form N-14/A on September 5, 2024 ("9/5/2024 Registration Statement");

f.   the Registration Statement and Prospectus filed by the Easterly Trust with the SEC on Forms N-1A and 485BPOS on October 4, 2024, and Summary Prospectus filed with the SEC on Form 497K on October 11, 2024 (with Prospectus and Summary Prospectus dated October 7, 2024) ("10/4/2024 Registration Statement");

g. the Registration Statement and Prospectus filed by the Easterly Trust with the SEC on Forms N-1A and 485BPOS on December 30, 2024 and Summary Prospectus filed with the SEC on Form 497K on January 8, 2025 (with Prospectus and Summary Prospectus dated December 31, 2024) ("12/30/2024 Registration Statement");

h. The monthly portfolio investment reports filed with the SEC on Forms NPORT-P and NPORT-P/A by the MPS Trust on July 29, 2022, October 28, 2022, January 30, 2023, April 28, 2023, July 28, 2023, October 30, 2023, January 9, 2024, January 29, 2024, April 26, 2024, July 29, 2024, and October 30, 2024, filed by the Easterly Trust with the SEC on Form NPORT-P on January 29, 2025 and April 29, 2025, and the Fund's Holdings reports available on the Fund's website;

i. The Fund's Fact Sheet, Tailored Shareholder Reports and other sales and marketing materials available on the Fund's website.

11. Defendants are the Easterly Trust and the MPS Trust, which issued shares of the Fund and are the registrants, Easterly Investment Partners LLC ("Easterly Investment Partners") and Principal Street Partners, LLC ("Principal Street Partners"), the Fund's current or former investment advisors, Troy E. Willis ("Willis") and Charlie S. Pulire ("Pulire"), the Fund's portfolio managers ("PMs") at all relevant times, Benjamin J. Eirich ("Eirich"), Treasurer of the MPS Trust, Brian R. Wiedmeyer ("Wiedmeyer"), President of the MPS Trust, Robert J. Kern ("Kern"), David A. Massart ("Massart"), David M. Swanson ("Swanson"), and Leonard M. Rush ("Rush"), Trustee of the MPS Trust, Darrell Crate ("Crate"), President and Chairperson of the Easterly Trust,

Michael J. Montague ("Montague"), the Treasurer and Principal Financial Officer of the Easterly

Trust, Neil Medugno ("Medugno") and Clayton Spencer ("Spencer"), Trustees of the Easterly

Trust, and Quasar Distributors, LLC ("Quasar Distributors") and Easterly Securities LLC

("Easterly Securities"), the Fund's current or former underwriters (collectively, the "Defendants").

II.   JURISDICTION AND VENUE

12.   The claims asserted herein arise under Sections 11, 12(a)(2) and 15 of the Securities

Act, 15 U.S.C. §§ 77k, 77i, 77o. This Court has jurisdiction over the subject matter of this action

under Section 22 of the Securities Act, 15 U.S.C. § 77v; 28 U.S.C. § 1331.

13.   Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) because several

defendants maintain an office in this District and many of the practices complained of herein

occurred in substantial part in this District.

14.   In connection with the acts, conduct, and other wrongs alleged in this complaint,

Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce,

including, but not limited to, the U.S. mails, interstate telephone communications, and facilities of

the national securities markets.

III.   PARTIES

15.   Plaintiff purchased shares of the Fund during the Class Period as set forth in the

attached certification and was damaged thereby.

A.   Trust Defendants

16.   Defendant MPS Trust offered and sold shares of the Fund through the Offering

Materials, including the 12/28/2022 and 12/28/2023 Registration Statements. The MPS Trust was

organized as a Delaware statutory trust on January 27, 2011 and is registered under the 1940 Act

as an open-end management investment company. MPS Trust had its Principal Executive Offices

at 615 East Michigan Street, Milwaukee, WI 53202. The MPS Trust was the registrant for the

Principal Street High Income Municipal Fund, the issuer of Class A (GSTFX), Investor Class (GSTEX), and Institutional Class shares (GSTAX) for the Principal Street High Income Municipal Fund, each a series of the MPS Trust.

17.   Defendant Easterly Trust offered and sold shares of the Fund through the Offering Materials, including: (1) the 8/29/2024 Registration Statement: (2) the 9/5/2024 Registration Statement; (3) the 10/4/2024 Registration Statement; and (4) the 12/30/2024 Registration Statement. The Easterly Trust is a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. Easterly Trust maintains its Principal Executive Offices at 515 Madison Avenue, New York, NY 10022. The Easterly Trust was the registrant for the Easterly ROCMuni High Income Municipal Bond Fund, the issuer of Class A (RMJAX), Investor Class (RMHVX) and Class I shares (RMHIX) of the Easterly ROCMuni High Income Municipal Bond Fund, each a series of the Easterly Trust.

B.   Investment Advisor Defendants

18.   Defendant Principal Street Partners was the former investment advisor for the Fund. Principal Street Partners registered with the SEC as an investment adviser on or about September 30, 2016. Effective May 23, 2025, Principal Street Partners changed the name of the firm from Principal Street Partners, LLC to Calydon Capital, LLC and it maintains an office at 999 S. Shady Grove Road, Suite 106, Memphis, TN 38120. The MPS Trust entered into an investment advisory agreement with Defendant Principal Street Partners on behalf of the Fund.

19.   Defendant Easterly Investment Partners is the current investment advisor for the Fund. Easterly Investment Partners receives advisory fees for its management of the Fund. Easterly Investment Partners maintains its Principal Executive Office at 138 Conant Street, Beverly, MA 01915. Easterly Investment Partners is registered with the SEC as an investment adviser. Easterly Investment Partners was founded in 2019, is wholly owned by LE Partners Holdings LLC, a

Delaware limited liability company, which is principally owned and controlled by Defendant Crate, and is an indirect subsidiary of Easterly Asset Management L.P. Defendant Easterly Trust entered into an investment advisory agreement with Defendant Easterly Investment Partners on behalf of the Fund.

C.   Portfolio Manager Defendants

20.   Defendant Willis was at all relevant times the PM for the Fund and is a resident of Boca Raton, Florida. Defendant Willis was the Chief Investment Officer of Municipal Bond Strategies and a Senior Portfolio Manager for Defendant Principal Street Partners and Defendant Easterly Investment Partners.

21.   Defendant Pulire was at all relevant times PM for the Fund and is a resident of Honeoye, New York. Defendant Pulire was a Senior Portfolio Manager for Municipal Bond Strategies for Defendant Principal Street Partners and Defendant Easterly Investment Partners.

D.   MPS Trust Officer and Trustee Defendants

22.   Defendant Eirich maintains an office at 615 E. Michigan St. Milwaukee, WI 53202 and he signed the 12/28/2022 and 12/28/2023 Registration Statements.

23.   Defendant Wiedmeyer maintains an office at 615 E. Michigan St. Milwaukee, WI 53202 and he signed the 12/28/2022 and 12/28/2023 Registration Statements.

24.   Defendant Kern maintains an office at 615 E. Michigan St. Milwaukee, WI 53202 and he signed the 12/28/2022 and 12/28/2023 Registration Statements.

25.   Defendant Massart maintains an office at 615 E. Michigan St. Milwaukee, WI 53202 and he signed the 12/28/2022 and 12/28/2023 Registration Statements.

26.   Defendant Swanson maintains an office at 615 E. Michigan St. Milwaukee, WI 53202 and he signed the 12/28/2022 and 12/28/2023 Registration Statements.

27.   Defendant Rush maintains an office at 615 E. Michigan St. Milwaukee, WI 53202

and he signed the 12/28/2022 and 12/28/2023 Registration Statements.

E.   Easterly Trust Officer and Trustee Defendants

28.   Defendant Crate maintains an office at 515 Madison Avenue, 24th Floor, New York, NY 10022 and he signed: (1) the 8/29/2024 Registration Statement; (2) 9/5/2024 Registration Statement; (3) the 10/4/2024 Registration Statement; and (4) the 12/30/2024 Registration Statement.

29.   Defendant Montague maintains an office at 515 Madison Avenue, 24th Floor, New York, NY 10022 and he signed: (1) the 8/29/2024 Registration Statement; (2) the 9/5/2024 Registration Statement; (3) the 10/4/2024 Registration Statement; and (4) the 12/30/2024 Registration Statement.

30.   Defendant Medugno maintains an office at 515 Madison Avenue, 24th Floor, New York, NY 10022 and he signed: (1) the 8/29/2024 Registration Statement; (2) the 9/5/2024 Registration Statement; (3) the 10/4/2024 Registration Statement; and (4) the 12/30/2024 Registration Statement.

31.   Defendant Spencer maintains an office at 515 Madison Avenue, 24th Floor, New York, NY 10022 and he signed: (1) the 8/29/2024 Registration Statement; (2) the 9/5/2024 Registration Statement; (3) the 10/4/2024 Registration Statement; and (4) the 12/30/2024 Registration Statement.

F.   Underwriter Defendants

32.   Defendant Quasar Distributors maintains an office at 111 East Kilbourn Avenue, Suite 2200, Milwaukee, WI 53202 and was an underwriter of the Fund shares offered or sold by the MPS Trust. Defendant Quasar Distributors engaged in sales and marketing of the Fund through the Offering Materials.

33.   Defendant Easterly Securities maintains an office at 138 Conant Street, Beverly,

MA 01915, and is an underwriter of the Fund shares offered or sold by the Easterly Trust. Easterly

Securities engaged in sales and marketing of the Fund through the Offering Materials.

IV.   BACKGROUND

A.   The MPS Trust and the Easterly Trust Issued Shares and Distributed Shares of the Fund Through the Offering Materials

34.   Since 2017, the MPS Trust offered Class A (GSTFX), Investor Class (GSTEX),

and Institutional Class shares (GSTAX) of the Fund.

35.   In or around September 5, 2024, Defendant Principal Street Partners proposed an

agreement and plan of reorganization (the "Reorganization") through which the assets and

liabilities of the Principal Street High Income Municipal Fund would be transferred to into a

corresponding newly-created series of the Easterly Trust, the Easterly ROCMuni High Income

Municipal Bond Fund.

36.   The Reorganization was approved by shareholders, and on or around October 4,

2024, the Reorganization closed. Immediately after the closing of the Reorganization, investors

owned shares of the Easterly ROCMuni High Income Municipal Bond Fund that were equal in

total value to the total value of the shares of the Principal Street High Income Municipal Fund held

immediately prior to the closing of the Reorganization.

37.   After the Reorganization, the Easterly Trust offered and sold Class A (RMJAX),

Investor Class (RMHVX) and Class I (RMHIX) shares of the Fund. In conjunction with the

Reorganization, Easterly Investment Partners became the new investment advisor of the Fund,

replacing Principal Street Partners.

38.   According to Easterly's March 2025 Firm Brochure, in connection with the

Reorganization "Easterly entered an agreement to lift out the Municipal Bond team, formerly of

Invesco and OppenheimerFunds Rochester, from Principal Street Partners." The Municipal Bond team includes Defendants Willis and Pulire, the Fund's PMs.

B.   **Liquidity Management is Critical to Investors in Open-End Mutual Funds Like the Fund**

39.   A hallmark of open-end mutual funds like the Fund is that they must be able to convert some portion of their portfolio holdings into cash on a frequent basis because they issue redeemable securities.

40.   Investors in mutual funds can redeem their shares on each business day and by law must receive approximately their pro rata share of the fund's net assets or its cash value within seven calendar days after receipt of a redemption request.

41.   Because open-end funds hold themselves out at all times as being prepared to meet these redemption requirements, they have a responsibility to manage the liquidity of their investment portfolios in a manner consistent with those obligations.

42.   Fund liquidity and liquidity management are important to reducing the risk that a fund will be unable to meet its obligations to redeeming shareholders while minimizing the impact of those redemptions on the Fund, *i.e.*, mitigating investor dilution.

43.   There can be significant adverse consequences to remaining investors in a fund that does not adequately manage liquidity. A fund with significant holdings of illiquid securities may have to engage in sales on short notice to meet redemption obligations which could result in a fund receiving less than the carrying value of the illiquid securities. That would, in turn, result in a preference in favor of the redeeming shareholder, and a material negative affect on the fund's NAV and a diminution of the NAV per share of shareholders who have not redeemed.

44.   Thus, SEC guidelines contain a liquidity standard that generally limits an open-end fund's aggregate holdings of "illiquid assets" to no more than 15% of the fund's net assets. Under the 15% guideline, a portfolio security or other asset is considered illiquid if it cannot be sold or

disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment.

V.   THE OFFERING MATERIALS CONTAINED MATERIALLY FALSE AND MISLEADING STATEMENTS

45.   As alleged below, the Offering Materials for the Fund contained untrue statements of material fact and omitted to state material facts required to be stated therein or necessary to make the statements therein not misleading. The statements in the Offering Materials delineated below were materially false and misleading because: (a) they failed to disclose that a substantial percentage of the Fund's NAV was concentrated in illiquid assets; (b) they failed to disclose that the safeguards that purportedly limited the Fund's investment in illiquid assets were ineffective and that, consequently, the Fund's investment in illiquid assets exceeded its purported limits; (c) they materially overvalued carrying value of certain of the Fund's assets and overstated the Fund's NAV; and (d) as a result, Fund investors were subject to material undisclosed risks.

A.   The July 29, 2022 Monthly Portfolio Investments Report

46.   On July 29, 2022, the MPS Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P that reported that the Fund held over $298 million in total assets, over $26 million in total liabilities and over $272 million in net assets as of May 31, 2022.

B.   The October 28, 2022 Monthly Portfolio Investments Report

47.   On October 28, 2022, the MPS Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P that reported that the Fund held over $300 million in total assets, over $7 million in total liabilities and over $293 million in net assets as of August 31, 2022.

C.   The 12/28/2022 Registration Statement

48.   On December 28, 2022, the MPS Trust filed the 12/28/2022 Registration Statement

14

with the SEC. The 12/28/2022 Registration Statement, which was signed by Defendants Eirich,

Wiedmeyer, Kern, Massart, Swanson and Rush stated the following:

> *Liquidity Risk*. Liquidity risk occurs when certain investments become difficult to purchase or sell. Difficulty in selling less liquid securities may result in sales at disadvantageous prices affecting the value of your investment in the Fund. Liquid securities can become illiquid during periods of market stress. If a significant amount of the Fund's securities become illiquid, the Fund may not be able to timely pay redemption proceeds and may need to sell securities at significantly reduced prices. . .
>
> Trading opportunities are more limited for fixed-income securities that have not received any credit ratings, have received ratings below investment grade or are not widely held. These features may make it more difficult to sell or buy a security at a favorable price or time. Consequently, a Fund may have to accept a lower price to sell a security, sell other securities to raise cash or give up an investment opportunity, any of which could have a negative effect on its performance. Infrequent trading of securities may also lead to an increase in their price volatility. Liquidity risk also refers to the possibility that a Fund may not be able to sell a security or close out a position in a timely manner. If this happens, the Fund may be required to hold the security or keep the position open, and it could incur losses.

49.   The 12/28/2022 Registration Statement incorporated by reference the Fund's

Statement of Additional Information ("SAI") dated December 29, 2022 (the "12/29/2022 SAI").

The 12/29/2022 SAI incorporated by reference the Fund's annual report for the fiscal year ended

August 31, 2022 filed with the SEC on Form N-CSR on November 7, 2022 (the "2022 Annual

Report").

50.   The 2022 Annual Report reported that the Fund held over $293 million in net assets

as of August 31, 2022 and set forth the Fund's Schedule of Investments as of August 31, 2022.

The 2022 Annual Report further represented that the Fund "will not hold more than 15% of the

value of their net assets in illiquid securities."

51.   The 2022 Annual Report further represented that the MPS Trust adopted a written

liquidity risk management program:

15

STATEMENT REGARDING THE FUND'S LIQUIDITY RISK MANAGEMENT PROGRAM

Pursuant to Rule 22e-4 under the Investment Company Act of 1940, Managed Portfolio Series (the "Trust"), on behalf of the Principal Street High Income Municipal Fund (the "Fund") and Principal Street Short Term Municipal Fund, has adopted and implemented a written liquidity risk management program (the "Program") that includes policies and procedures reasonably designed to comply with the requirements of Rule 22e-4, including: (i) assessment, management and periodic review of liquidity risk; (ii) classification of portfolio holdings; (iii) establishment of a highly liquid investment minimum ("HLIM"), as applicable; (iv) limitation on illiquid investments; and (v) redemptions in-kind. The Trust's Board of Trustees (the "Board") has approved the designation of Principal Street Partners, LLC ("Principal Street") as the administrator of the Program (the "Program Administrator"). Personnel of Principal Street conduct the day-to-day operation of the Program pursuant to policies and procedures administered by the Principal Street Liquidity Committee.

D.   The January 30, 2023 Monthly Portfolio Investments Report

52.   On January 30, 2023, the MPS Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P that reported that the Fund held over $294 million in total assets, over $14 million in total liabilities and over $280 million in net assets as of November 30, 2022.

E.   The April 28, 2023 Monthly Portfolio Investments Report

53.   On April 28, 2023, the MPS Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P that reported that the Fund held over $283 million in total assets, over $9 million in total liabilities and over $273 million in net assets as of February 28, 2023.

F.   The May 5, 2023 Semi-Annual Report

54.   On May 5, 2023, the MPS Trust filed the Semi-Annual Report for the period ending February 28, 2023 on with the SEC on Form N-CSRS ("5/5/2023 SAR"). The 5/5/2023 SAR represented that the Fund "will not hold more than 15% of the value of its net assets in illiquid securities."

G.   The 12/28/2023 Registration Statement

55.   On December 28, 2023, the MPS Trust filed the 12/28/2023 Registration Statement with the SEC. The 12/28/2023 Registration Statement, which was signed by Defendants Eirich, Wiedmeyer, Kern, Massart, Swanson and Rush stated the following:

Liquidity Risk There may be no willing buyer of the Fund's portfolio securities and the Fund may have to sell those securities at a lower price or may not be able to sell the securities at all, each of which would have a negative effect on performance. . . .

Liquidity risk occurs when certain investments become difficult to purchase or sell. Difficulty in selling less liquid securities may result in sales at disadvantageous prices affecting the value of your investment in the Fund. Liquid securities can become illiquid during periods of market stress. If a significant amount of the Fund's securities become illiquid, the Fund may not be able to timely pay redemption proceeds and may need to sell securities at significantly reduced prices. . . .

Liquidity risk occurs when certain investments become difficult to purchase or sell. Difficulty in selling less liquid securities may result in sales at disadvantageous prices affecting the value of your investment in a Fund. Cause of liquidity risk may include low trading volumes, large positions and heavy redemptions of Portfolio shares. Over recent years liquidity risk has also increased because the capacity of dealers in the secondary market for fixed-income securities to make markets in these securities has decreased, even as the overall bond market has grown significantly, due to, among other things, structural changes, additional regulatory requirements and capital and risk restraints that have led to reduced inventories. Liquidity risk may be higher in a rising interest rate environment, when the value and liquidity of fixed-income securities generally decline. Municipal securities may have more liquidity risk than other fixed-income securities because they trade less frequently and the market for municipal securities is generally smaller than many other markets. . . .

Illiquid Investments

The Funds may purchase illiquid investments, which may include securities that are not readily marketable and securities that are not registered under the Securities Act. A Fund may not acquire any illiquid investments if, immediately after the acquisition, a Fund would have invested more than 15% of its net assets in illiquid investments that are assets. The term "illiquid investments" for this purpose means any investment that a fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the provisions of Rule 22e-4 under the 1940 Act. The Funds

17

may not be able to sell illiquid investments when the Adviser considers it desirable to do so or may have to sell such investments at a price that is lower than the price that could be obtained if the investments were more liquid. In addition, the sale of illiquid investments also may require more time and may result in higher dealer discounts and other selling expenses than does the sale of investments that are more liquid. Illiquid investments also may be more difficult to value due to the unavailability of reliable market quotations for such investments, and investments in illiquid investments may have an adverse impact on NAV. . . .

Valuation Risk. The price the Fund could receive upon the sale of any particular portfolio investment may differ from the Fund's valuation of the investment, particularly for securities that trade in thin or volatile markets or that are valued using a fair valuation methodology or a price provided by an independent pricing service. As a result, the Fund could realize a greater than expected loss or lesser than expected gain upon the sale of the investment. . . A Fund's ability to value its investments may also be impacted by . . . errors by pricing services or other third-party service providers.

56.   The 12/28/2023 Registration Statement incorporated by reference the Fund's SAI dated December 29, 2023 (the "12/29/2023 SAI"). The 12/29/2023 SAI incorporated by reference the Fund's annual report for the fiscal year ended August 31, 2023 filed with the SEC on Form N-CSR on November 24, 2023 (the "2023 Annual Report").

57.   The 2023 Annual Report reported that the Fund held over $274 million in net assets as of August 31, 2023 and set forth the Fund's Schedule of Investments as of August 31, 2023. The 2023 Annual Report further represented that "[h]igh-yield fixed income securities or 'junk bonds' are fixed-income securities held by the Fund that are rated below investment grade are subject to additional risk factors such as increased possibility of . . . illiquidity of the security . . .".

58.   The 2023 Annual Report further represented that the MPS Trust adopted a written liquidity risk management program:

LIQUIDITY RISK MANAGEMENT PROGRAM

Pursuant to Rule 22e-4 under the Investment Company Act of 1940, Managed Portfolio Series (the "Trust"), on behalf of the Principal Street High Income Municipal Fund . . . has adopted and implemented a written liquidity risk management program (the "Program") that includes policies and procedures reasonably designed to comply with the requirements of Rule 22e-4, including: (i) assessment, management and periodic review of liquidity risk; (ii) classification of portfolio holdings; (iii) establishment of a highly liquid investment minimum ("HLIM")), as applicable; (iv) limitation on illiquid investments; and (v) redemptions in-kind. The Trust's Board of Trustees (the "Board") has approved the designation of Principal Street Partners, LLC ("Principal Street") as the administrator of the Program (the "Program Administrator"). Personnel of Principal Street conduct the day-to-day operation of the Program pursuant to policies and procedures administered by the Principal Street Liquidity Committee.

H.   The May 9, 2024 Semi-Annual Report

59.   On May 9, 2024, the MPS Trust filed the Semi-Annual Report for the period ending February 29, 2024 on with the SEC on Form N-CSRS ("5/9/2024 SAR"). The 5/9/2024 SAR reported that the Fund held over $310 million in total net assets as of February 29, 2024.

I.   The July 28, 2023 Monthly Portfolio Investments Report

60.   On July 28, 2023, the MPS Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P that reported that the Fund held over $288 million in total assets, over $11 million in total liabilities and over $276 million in net assets as of May 31, 2023.

J.   The October 30, 2023 Monthly Portfolio Investments Report

61.   On October 30, 2023, the MPS Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P that reported that the Fund held over $285 million in total assets, over $7 million in total liabilities and over $278 million in net assets as of August 31, 2023.

K.   The January 9, 2024 Monthly Portfolio Investments Reports

62.   On January 9, 2024, the MPS Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P/A that reported that the Fund held over $279 million in total assets, over $9 million in total liabilities and over $270 million in net assets as of February 28, 2023, $285 million in total assets, over $11 million in total liabilities and over $273 million in

net assets as of May 31, 2023, and $281 million in total assets, over $7 million in total liabilities and over $273 million in net assets as of August 31, 2023.

L.   The January 29, 2024 Monthly Portfolio Investments Report

63.   On January 29, 2024, the MPS Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P that reported that the Fund held over $276 million in total assets, over $8 million in total liabilities and over $268 million in net assets as of November 30, 2023.

M.   The April 26, 2024 Monthly Portfolio Investments Report

64.   On April 26, 2024, the MPS Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P that reported that the Fund held over $328 million in total assets, over $18 million in total liabilities and over $309 million in net assets as of February 29, 2024.

N.   The July 29, 2024 Monthly Portfolio Investments Report

65.   On July 29, 2024, the MPS Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P that reported that the Fund held over $329 million in total assets, over $11 million in total liabilities and over $318 million in net assets as of May 31, 2024.

O.   The 8/29/2024 Registration Statement

66.   On August 29, 2024 the Easterly Trust filed the 8/29/2024 Registration Statement with the SEC. The 8/29/2024 Registration Statement, which was signed by Defendants Crate, Montague, Medugno and Spencer, repeated the materially false and misleading representations delineated above in the 12/28/2023 Registration Statement.

P.   The 9/5/2024 Registration Statement

67.   On September 5, 2024 the Easterly Trust filed the 9/5/2024 Registration Statement with the SEC. The 9/5/2024 Registration Statement which was signed by Defendants Crate,

Montague, Medugno, and Spencer represented the following:

> *Liquidity Risk* There may be no willing buyer of the Fund's portfolio securities and the Fund may have to sell those securities at a lower price or may not be able to sell the securities at all, each of which would have a negative effect on performance. . . .

> Liquidity risk occurs when certain investments become difficult to purchase or sell. Difficulty in selling less liquid securities may result in sales at disadvantageous prices affecting the value of your investment in the Fund. Liquid securities can become illiquid during periods of market stress. If a significant amount of the Fund's securities become illiquid, the Fund may not be able to timely pay redemption proceeds and may need to sell securities at significantly reduced prices. . .

> *Valuation Risk.* The price the Fund could receive upon the sale of any particular portfolio investment may differ from the Fund's valuation of the investment, particularly for securities that trade in thin or volatile markets or that are valued using a fair valuation methodology or a price provided by an independent pricing service. As a result, the Fund could realize a greater than expected loss or lesser than expected gain upon the sale of the investment. Unlike equity securities, which are valued using market quotations, the municipal bonds in which the Fund primarily invests are fixed income securities which are typically valued by independent pricing services utilizing a range of market-based and security specific inputs and assumptions, including price quotations from broker- dealers making markets in such instruments, transactions in comparable investments and considerations about general market conditions. The Fund's ability to value its investments may also be impacted by technological issues and/or errors by pricing services or other third-party service providers.

68.　　The 9/5/2024 Registration Statement incorporated by reference the 12/28/2023 Registration Statement and the 2023 Annual Report, which contained the materially false and misleading representations delineated above.

Q.　　The 10/4/2024 Registration Statement

69.　　On October 4, 2024 the Easterly Trust filed the 10/4/2024 Registration Statement with the SEC. The 10/4/2024 Registration Statement which was signed by Defendants Crate, Montague, Medugno and Spencer, repeated the materially false and misleading representations delineated above in the 12/28/2023 Registration Statement.

R.   The October 30, 2024 Monthly Portfolio Investments Report

70.   On October 30, 2024, the MPS Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P that reported that the Fund held over $340 million in total assets, over $4 million in total liabilities and over $336 million in net assets as of August 31, 2024.

S.   The 12/30/2024 Registration Statement

71.   On December 30, 2024, the Easterly Trust filed the 12/30/2024 Registration Statement with the SEC. The 12/30/2024 Registration Statement, which was signed by Defendants Crate, Montague, Medugno and Spencer, represented the following:

Liquidity Risk There may be no willing buyer of the Fund's portfolio securities and the Fund may have to sell those securities at a lower price or may not be able to sell the securities at all, each of which would have a negative effect on performance. . . .

Liquidity risk occurs when certain investments become difficult to purchase or sell. Difficulty in selling less liquid securities may result in sales at disadvantageous prices affecting the value of your investment in the Fund. Liquid securities can become illiquid during periods of market stress. If a significant amount of the Fund's securities become illiquid, the Fund may not be able to timely pay redemption proceeds and may need to sell securities at significantly reduced prices. . . .

Liquidity risk occurs when certain investments become difficult to purchase or sell. Difficulty in selling less liquid securities may result in sales at disadvantageous prices affecting the value of your investment in a Fund. Cause of liquidity risk may include low trading volumes, large positions and heavy redemptions of Portfolio shares. Over recent years liquidity risk has also increased because the capacity of dealers in the secondary market for fixed-income securities to make markets in these securities has decreased, even as the overall bond market has grown significantly, due to, among other things, structural changes, additional regulatory requirements and capital and risk restraints that have led to reduced inventories. Liquidity risk may be higher in a rising interest rate environment, when the value and liquidity of fixed-income securities generally decline. Municipal securities may have more liquidity risk than other fixed-income securities because they trade less frequently and the market for municipal securities is generally smaller than many other markets. . . .

72.   The 12/30/2024 Registration Statement further represented that "[i]f through the

22

appreciation of illiquid securities or the depreciation of liquid securities, a Fund should be in a position where more than 15% of the value of its net assets are invested in illiquid assets, including restricted securities, the Fund will take appropriate steps to protect liquidity."

73.   The 12/30/2024 Registration Statement further represented the following:

Valuation Risk. The price the Fund could receive upon the sale of any particular portfolio investment may differ from the Fund's valuation of the investment, particularly for securities that trade in thin or volatile markets or that are valued using a fair valuation methodology or a price provided by an independent pricing service. As a result, the Fund could realize a greater than expected loss or lesser than expected gain upon the sale of the investment.

74.   The 12/30/2024 Registration Statement incorporated by reference the Fund's SAI dated December 31, 2024 (the "12/31/2024 SAI"). The 12/31/2024 SAI incorporated by reference the Fund's annual report for the fiscal year ended August 31, 2024 filed with the SEC on Form N-CSR on November 12, 2024 (the "2024 Annual Report").

75.   The 2024 Annual Report reported that the Fund held over $335 million in net assets as of August 31, 2024 and reported the Fund's Schedule of Investments as of August 31, 2024.

T.   The January 29, 2025 Monthly Portfolio Investments Report

76.   On January 29, 2025, the Easterly Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P that reported that the Fund held over $325 million in total assets, over $7 million in total liabilities and over $317 million in net assets as of November 30, 2024.

U.   The April 29, 2025 Monthly Portfolio Investments Report

77.   On April 29, 2025, the Easterly Trust filed the Fund's Monthly Portfolio Investments Report with the SEC on Form NPORT-P that reported that the Fund held over $245 million in total assets, over $12 million in total liabilities and over $244 million in net assets as of February 28, 2025.

V.   The May 9, 2025 Semi-Annual Report

78.   On May 9, 2025, the MPS Trust filed the Semi-Annual Report for the period ending February 28, 2025 with the SEC on Form N-CSRS ("5/9/2025 SAR"). The 5/9/2025 SAR reported that the Fund held over $244 million in total net assets as of February 28, 2025.

VI.   CLASS ACTION ALLEGATIONS

79.   Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3), individually and on behalf of a Class consisting of all persons who purchased shares of the Fund during the Class Period and sustained damages (the "Class"). Excluded from the Class are Defendants, the officers, and directors or trustees of any of the Defendants at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

80.   The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery from Defendants, Plaintiff believes that there are at least hundreds, if not thousands, of members in the proposed Class. Class members may be identified from records maintained by or on behalf of the Fund or its transfer agent and may be notified of the pendency of this action by mail using a form of notice customarily used in securities class actions. Ultimus Fund Solutions, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, serves as the Easterly Trust's transfer agent and shareholder servicing agent.

81.   Plaintiff's claims are typical of all other Class members' claims, as all Class members are similarly affected by Defendants' wrongful conduct in violation of the federal securities laws complained of herein.

82.   Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel competent and experienced in class and securities litigation.

83.   Common questions of law and fact exist as to all Class members and predominate over any questions solely affecting individual class members. Among the questions of law and fact common to the Class are: (i) whether Defendants' acts and omissions as alleged herein violated the Securities Act; (ii) whether Defendants' statements delineated above in the Offering Materials distributed to the investing public during the Class Period misrepresented or omitted material facts about the Fund's operations, business, and management of the Fund; (iii) to what extent the Class members have sustained damages; and (iv) the proper measure of such damages.

84.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy because joinder of all Class members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for Class members to redress individually the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VII.   CAUSES OF ACTION


COUNT I
VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT


85.   Plaintiff repeats and realleges each and every allegation above as if set forth fully herein.

86.   This Count is brought under Section 11 of the Securities Act, 15 U.S.C. § 77k, against Defendants Eirich, Wiedmeyer, Kern, Massart, Swanson, Rush, Crate, Montague, Medugno, and Spencer ("Trustee Defendants") who served as trustees and/or officers during the Class Period of the MPS Trust or Easterly Trust, and signed one or more of the Registration

25

Statements (collectively, the "Individual Section 11 Defendants"). It is also brought against the

MPS Trust and the Easterly Trust, which issued shares of the Fund, and Quasar Distributors and

Easterly Securities, which underwrote shares of the Fund, pursuant to the Registration Statements

and Prospectuses.

87.   This Count is not based on and does not sound in fraud.

88.   The Individual Section 11 Defendants signed at least one registration statement

issued by the MPS Trust or the Easterly Trust during the Class Period, and/or served as a

director/trustee or in a similar capacity during the Class Period. The MPS Trust and the Easterly

Trust issued shares of the Fund pursuant to the Registration Statements issued during the Class

Period and were the registrants for the Fund's shares. Quasar Distributors and Easterly Securities

underwrote the Fund's shares pursuant to the registration statements and prospectuses issued

during the Class Period.

89.   The Offering Materials, which included the Registration Statements for the Fund

and the documents incorporated therein, contained untrue statements of material facts, omitted to

state other facts necessary to make the statements made not misleading, and/or omitted to state

material facts required to be stated therein.

90.   Plaintiff and the Class acquired the Fund's shares pursuant to materially false and

misleading registration statements.

91.   Plaintiff and the Class have sustained damages in that the value of the Fund's shares

has declined substantially from the prices at which they were purchased.

92.   At the time of their purchases of the Fund's shares, Plaintiff and other members of

the Class were without knowledge of the facts concerning the untrue statements or omissions

herein and could not have reasonably discovered those facts prior to the date of the filing of this complaint.

93.   Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based. Less than three years have elapsed from the time that Plaintiff purchased the Fund shares upon which this Count is brought to the time this complaint was filed.

COUNT II
VIOLATIONS OF SECTION 12(a)(2) OF THE SECURITIES ACT

94.   Plaintiff repeats and realleges each and every allegation above as if set forth fully herein.

95.   This Count is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C.§ 77l(a)(2), on behalf of Plaintiff and other members of the Class who were offered or sold shares of the Fund against the MPS Trust, the Easterly Trust, Quasar Distributors and Easterly Securities (the "Section 12(a)(2) Defendants"). The Section 12(a)(2) Defendants were sellers and offerors and/or solicitors of purchasers of shares of the Fund offered under the Offering Materials, which included prospectuses and summary prospectuses for the Fund.

96.   This Count is not based on and does not sound in fraud.

97.   The Section 12(a)(2) Defendants offered and sold a security, namely shares of the Fund, by means of the prospectuses and summary prospectuses. The prospectuses and summary prospectuses contained untrue and/or misleading statements of material fact, contained material omissions, or omitted material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading.

98.   The Section 12(a)(2) Defendants actively solicited the sale of the Fund's shares through the Offering Materials, prospectuses and summary prospectuses, advertising, and other marketing efforts to serve their own financial interests and are liable to Plaintiff and Class members

under Section 12(a)(2) of the Securities Act, as sellers of the shares of the Fund.

99.   At the time they purchased the Fund's shares from the Section 12(a)(2) Defendants, Plaintiff and other members of the Class did not know that the representations made to them by the Section 12(a)(2) Defendants in connection with the offer and sale of shares and the matters described above were untrue, did not know the above described omitted material facts were not disclosed, and could not have reasonably discovered those facts.

100.   Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based to the time that this complaint was filed. Less than three years have elapsed from the time that Plaintiff purchased the Fund shares upon which this Count is brought to the time this complaint was filed.

101.   Under Section 12(a)(2) of the Securities Act, Plaintiff and Class members are entitled to recover, upon tender of the Fund shares they purchased, the consideration paid for the shares with interest thereon, less the amount of any income received thereon, or damages resulting from the Section 12(a)(2) Defendants' conduct.

102.   Putative Class members who still hold shares of the Fund and were damaged by Defendants' violation of Section 12(a)(2) of the Securities Act hereby tender those shares in the Fund.

COUNT III
VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

103.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

104.   This Count is brought pursuant to Section 15 of the Securities Act against the Trustee Defendants, Defendants Willis and Pulire, Principal Street Partners and Easterly Investment Partners as control persons of the MPS Trust or the Easterly Trust who violated

28

Sections 11 and Section 12, as described in Counts I and II (the "Section 15 Defendants").

105.   Each of the Trustee Defendants was a control person by virtue of his position as a trustee and/or senior officer of the MPS Trust or the Easterly Trust. The Trustee Defendants were in a position to, and did, control the Fund's operations and disclosures made in the registration statements, prospectuses and summary prospectuses issued during the Class Period and possessed authority to determine which securities and the amounts of securities that were bought or sold by the Fund.

106.   Defendants Willis and Pulire were each a control person by virtue of their position as the PMs of the Fund who were responsible for, among other things, choosing the Fund's investments and handling its day-to-day business.

107.   Defendants Principal Street Partners and Easterly Investment Partners, as investment advisors to the Fund, were assigned responsibility for managing the Fund in accordance with its investment objectives and policies by the MPS Trust and the Easterly Trust.

108.   The Section 15 Defendants are liable, as control persons, for damages caused by the violations of Section 11 and Section 12.

109.   This claim was brought within one year after the discovery of the untrue statements and omissions in the Registration Statements and Prospectuses and within three years after the Fund's shares were sold to the Class.

110.   By reason of the misconduct alleged herein, the Section 15 Defendants are jointly and severally liable with and to the same extent as Section 11 and Section 12 defendants.

VIII.   PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of himself and the other members of the Class, pray for judgment as follows:

A.   Declaring this action to be a class action properly maintained pursuant to the Federal Rules of Civil Procedure, certifying the Class with Plaintiff as Class Representative and certifying Plaintiff's counsel as Class Counsel;

B.   Awarding Plaintiff and the other members of the Class damages against Defendants, jointly and severally, together with interest thereon;

C.   Awarding Plaintiff and the other members of the Class rescission on Count II to the extent they still hold Fund shares that were damaged by Defendants' violation of Section 12(a)(2) of the Securities Act;

D.   Awarding Plaintiff and the other members of the Class their costs and expenses of this litigation, including reasonable attorneys' fees, experts' fees and other costs and disbursements; and

E.   Awarding Plaintiff and the other members of the Class such other and further relief as the Court deems appropriate under the circumstances.

IX.   JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: July 24, 2025   Respectfully submitted,

KAPLAN FOX & KILSHEIMER LLP

/s/ Jeffrey P. Campisi
Jeffrey P. Campisi
Brandon Fox
800 Third Avenue, 38th Floor
New York, NY 10022
T: (212) 687-1980
F: (212) 687-7714
jcampisi@kaplanfox.com
bfox@kaplanfox.com

Counsel for Plaintiff Richard Fulford and the Proposed Class

CERTIFICATION

I, Richard Fulford, hereby certify and swear as follows:

1. I have reviewed the complaint and authorized its filing;

2. I did not purchase the security that is the subject of the complaint at the direction of plaintiff's counsel or in order to participate in any private action arising under this chapter;

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary;

4. All of my transactions in the security that is the subject of the complaint during the class period specified in the complaint are set forth in Schedule A;

5. During the 3-year period preceding that date on which this certification is signed, I have not sought to serve as a representative party on behalf of a class in an action under the federal securities laws; and

6. I will not accept any payment for serving as a representative party on behalf of a class beyond my pro rata share of any recovery, except as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct.

Date: July __, 2025

      7/23/2025

DocuSigned by:

Richard Fulford

6BF9CAFA82E0470...

Richard Fulford

Schedule A

Description	Symbol	Date	Action	Quantity	Price
Account 1:					
PRINCIPAL STREET HIGH INC MUNCPL INSTL	GSTAX	8/4/2022	Buy	12,174.18	$8.21
PRINCIPAL STREET HIGH INC MUNCPL INSTL	GSTAX	11/2/2023	Buy	6,043.17	$6.95
PRINCIPAL STREET HIGH INC MUNCPL INSTL	GSTAX	2/16/2024	Buy	99,858.11	$7.38
EASTERLY ROCMUNI HIGH INCOME MUN BD FD INSTL	RMHIX	10/4/2024	Stock Merger	118,075.46	
PRINCIPAL STREET HIGH INC MUNCPL INSTL	GSTAX	10/4/2024	Stock Merger	(118,075.46)	
Account 2:					
PRINCIPAL STREET HIGH INC MUNCPL INSTL	GSTAX	1/31/2023	Buy	132,972.08	$7.52
PRINCIPAL STREET HIGH INC MUNCPL INSTL	GSTAX	9/25/2024	Sell	(132,972.08)	$7.33

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

	x	
TROYT M. VICTORSON, Individually and on Behalf of All Others Similarly Situated,	: : :	Civil Action No. 1:25-cv-06028
	:	CLASS ACTION
Plaintiff,	: :	
	:	COMPLAINT FOR VIOLATIONS OF THE
vs.	:	FEDERAL SECURITIES LAWS
	:	
JAMES ALPHA FUNDS TRUST d/b/a EASTERLY FUNDS TRUST, MANAGED PORTFOLIO SERIES, EASTERLY INVESTMENT PARTNERS LLC, PRINCIPAL STREET PARTNERS, LLC, EASTERLY SECURITIES LLC, QUASAR DISTRIBUTORS, LLC, TROY E. WILLIS, CHARLIE S. PULIRE, DARRELL CRATE, NEIL MEDUGNO, A. CLAYTON SPENCER, MICHAEL MONTAGUE, ROBERT J. KERN, DAVID A. MASSART, LEONARD M. RUSH, DAVID M. SWANSON, BRIAN WIEDMEYER, and BENJAMIN EIRICH,	: : : : : : : : : : : : : : : : : :	
Defendants.	: :	
	x	DEMAND FOR JURY TRIAL

Plaintiff Troyt M. Victorson ("plaintiff"), individually and on behalf of all others similarly situated, alleges the following based upon personal knowledge as to plaintiff's own acts and upon information and belief as to all other matters based on the investigation conducted by and through plaintiff's attorneys, which included, among other things: a review of U.S. Securities and Exchange Commission ("SEC") filings by James Alpha Funds Trust d/b/a Easterly Funds Trust (the "Trust") and Managed Portfolio Series; media and analyst reports regarding the Easterly ROCMuni High Income Municipal Bond Fund f/k/a Principal Street High Income Municipal Fund (the "Fund"), its current investment adviser Easterly Investment Partners LLC ("Easterly") and its former investment adviser Principal Street Partners, LLC ("PSP"), and their affiliates; press releases and shareholder communications regarding the Fund, Easterly, PSP, and their affiliates; and other publicly available information regarding the Trust, the Managed Portfolio Series, the Fund, Easterly, PSP, and the municipal bond industry. Plaintiff believes that substantial additional evidentiary support exists for the allegations set forth herein and will be available after a reasonable opportunity for discovery.

SUMMARY OF THE ACTION

1.   This is a securities class action on behalf of all persons who purchased shares of the Fund between May 5, 2023 and June 12, 2025, inclusive (the "Class Period"), seeking to pursue remedies under §§11, 12(a)(2), and 15 of the Securities Act of 1933 ("1933 Act").

2.   This lawsuit seeks to recover damages for investors under the 1933 Act, which was passed by Congress in the hopes of restoring investor confidence after corporate scandals and the stock market crash of 1929. The federal securities laws under which this case is brought were designed to ensure accurate disclosures to protect investors from false and misleading statements such as those contained in the offering materials for the Fund.

JURISDICTION AND VENUE

3.   The claims asserted herein arise under and pursuant to §§11, 12(a)(2), and 15 of the 1933 Act (15 U.S.C. §§77k, 77l(a)(2), and 77o).

4.   This Court has jurisdiction over this action pursuant to §22 of the 1933 Act (15 U.S.C. §77v) and 28 U.S.C. §1331.

5.   Venue is proper in this District pursuant to §22 of the 1933 Act and 28 U.S.C. §1391(b) and (c). The Trust maintains its principal place of business in this District, the acts and conduct complained of herein occurred in substantial part in this District, the offerings of Fund shares were marketed in this District, and all defendants have sufficient contacts within this District or otherwise purposefully availed themselves of benefits of this District.

PARTIES

Plaintiff

6.   Plaintiff Troyt M. Victorson purchased shares of the Fund pursuant to the Offering Materials (defined herein) during the Class Period, as set forth in the attached certification, and was damaged thereby.

Corporate Defendants

7.   Defendant Trust is registered under the Investment Company Act of 1940 ("ICA") as an open-ended investment company with several investment funds, including the Fund. The Trust is organized as a Delaware statutory trust and maintains its principal place of business in New York City, New York. The business of the Trust is managed under the direction of its Board of Trustees and, pursuant to an investment advisory agreement, Easterly. The Fund is a mutual fund within the Trust's series of mutual funds. There are three separate share classes of the Fund, which primarily differ in terms of minimum purchase requirements and fee structures: A Class (ticker: RMJAX); Investor Class (ticker: RMHVX); and Institutional Class (ticker: RMHIX). In general, shareholders

can purchase, exchange, or redeem shares of the Fund on any day the New York Stock Exchange ("NYSE") is open for business.

8.   Defendant Managed Portfolio Series is the predecessor registrant for the Fund. Like defendant Trust, Managed Portfolio Series is a Delaware statutory trust registered under the ICA as an open-ended investment company with several investment funds, including the Fund. In connection with an October 2024 reorganization, the Fund was renamed and its investment advisory team moved from PSP to Easterly. The three share classes of the Fund prior to the reorganization were: A Class (ticker: GSTFX); Investor Class (ticker: GSTEX); and Institutional Class (ticker: GSTAX).

9.   Defendant Easterly is the investment adviser to the Fund. Easterly is responsible for managing the Fund's investments, executing transactions, valuing the Fund's assets, reporting on the valuation of the Fund's assets, and providing related advisory services in accord with the Fund's investment objectives and policies. In exchange for these services, Easterly receives fees and expenses from the Fund.

10.   Defendant PSP was the investment adviser of the Fund prior to the October 4, 2024 reorganization. Prior to this reorganization, PSP provided investment advisory services to the Fund of essentially the same nature and character as defendant Easterly has provided since the reorganization. Notably, the two primary investment professionals responsible for the Fund's investment activities, defendant Troy E. Willis and defendant Charlie S. Pulire, were employed by PSP and transferred to Easterly in connection with the reorganization, thereby providing continuous management of the Fund's affairs and investment activities during the Class Period.

11.   Defendant Easterly Securities LLC ("Easterly Securities") serves as the principal underwriter and national distributor for the shares of the Fund, offering shares of the Fund to

- 3 -

investors on a continuous basis. Easterly Securities is an affiliate of the Fund's investment adviser, defendant Easterly.

12.   Defendant Quasar Distributors, LLC ("Quasar") served as the principal underwriter and national distributor for the shares of the Fund prior to the October 2024 reorganization. Like defendant Easterly Securities, Quasar offered shares of the Fund on a continuous basis during the Class Period.

Individual Defendants

13.   Defendant Troy E. Willis ("Willis"), together with defendant Charlie S. Pulire, is the portfolio manager for the Fund and, as such, manages the Fund's day-to-day affairs. Willis managed the Fund as the Chief Investment Officer, Municipal Bond Strategies of PSP prior to the October 2024 reorganization and kept the same title and responsibilities as part of Easterly after the reorganization. For compensation, Willis receives a fixed salary and also maintains a profit interest in the Fund's investment adviser entitling him to a share of the adviser's earnings for the strategies he manages, as well as potential equity dividends.

14.   Defendant Charlie S. Pulire ("Pulire"), together with defendant Willis, is the portfolio manager for the Fund and, as such, manages the Fund's day-to-day affairs. Pulire managed the Fund as a Senior Portfolio Manager, Municipal Bond Strategies of PSP prior to the reorganization and kept the same title and responsibilities as part of Easterly after the reorganization. For compensation, Pulire receives a fixed salary and also maintains a profit interest in the Fund's investment adviser entitling him to a share of the adviser's earnings for the strategies he manages, as well as potential equity dividends.

15.   The defendants listed in ¶¶13-14 above, together with PSP prior to the October 2024 reorganization and Easterly after the reorganization, are collectively referred to herein as the "Investment Adviser Defendants." The Investment Adviser Defendants were responsible for the

preparation and presentation of the information contained in the Fund's filings with the SEC

regarding the Fund's investment performance, assets, valuation of assets, trading activities,

investment practices, risk management, and related activities during the Class Period. According to

the Offering Materials, the Investment Adviser Defendants were "responsible for overseeing the day-

to-day business affairs of the Trust" during the Class Period. The Offering Materials also stated that

the Fund's

> Adviser, as the valuation designee, performs the fair value determinations relating to
> Fund investments and is responsible for periodically assessing any material risks
> associated with the determination of the fair value of a Fund's investments;
> establishing and applying fair value methodologies; testing the appropriateness of
> fair value methodologies; and overseeing and evaluating third-party pricing services.

16.   Defendant Darrell Crate ("Crate") serves as the President and Chairperson of the

Board of Trustees of the Trust. Crate is also a managing principal of Easterly Asset Management

LP, an affiliate of defendant Easterly. Crate signed the registration statements and prospectuses of

the Fund once it became part of the Trust and managed by Easterly.

17.   Defendant Neil Medugno ("Medugno") serves as a Trustee of the Trust. Medugno

signed the registration statements and prospectuses of the Fund once it became part of the Trust and

managed by Easterly.

18.   Defendant A. Clayton Spencer ("Spencer") serves as a Trustee of the Trust. Spencer

signed the registration statements and prospectuses of the Fund once it became part of the Trust and

managed by Easterly.

19.   Defendant Michael Montague ("Montague") serves as Chief Financial Officer of

Easterly Securities and as Treasurer and Principal Financial Officer of the Trust. Montague signed

the registration statements and prospectuses of the Fund once it became part of the Trust and

managed by Easterly.

20.   Defendant Robert J. Kern ("Kern") served as the Chairperson of the Board of Trustees of the Managed Portfolio Series. Kern signed the registration statements and prospectuses of the Fund when it was part of the Managed Portfolio Series and managed by PSP.

21.   Defendant David A. Massart ("Massart") served as a Trustee of the Managed Portfolio Series. Massart signed the registration statements and prospectuses of the Fund when it was part of the Managed Portfolio Series and managed by PSP.

22.   Defendant Leonard M. Rush ("Rush") served as a Trustee of the Managed Portfolio Series. Rush signed the registration statements and prospectuses of the Fund when it was part of the Managed Portfolio Series and managed by PSP.

23.   Defendant David M. Swanson ("Swanson") served as a Trustee of the Managed Portfolio Series. Swanson signed the registration statements and prospectuses of the Fund when it was part of the Managed Portfolio Series and managed by PSP.

24.   Defendant Brian Wiedmeyer ("Wiedmeyer") served as President and Principal Executive Officer of the Managed Portfolio Series. Wiedmeyer signed the registration statements and prospectuses of the Fund when it was part of the Managed Portfolio Series and managed by PSP.

25.   Defendant Benjamin Eirich ("Eirich") served as Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Managed Portfolio Series. Eirich signed the registration statements and prospectuses of the Fund when it was part of the Managed Portfolio Series and managed by PSP.

26.   The defendants listed in ¶¶16-25 above are collectively referred to herein as the "Trustee Defendants." The Trustee Defendants comprised the board and/or were executives of the Trust or of the Managed Portfolio Series (as detailed herein) during the Class Period, with the power

to conduct, operate, and carry on the business of the Trust or the Managed Portfolio Series, including

responsibility for overseeing the Investment Adviser Defendants.

<center>SUBSTANTIVE ALLEGATIONS</center>

Background to the Fund

27.   As a mutual fund, the Fund is subject to an extensive regulatory framework designed

to safeguard the investing public. For example, a mutual fund must register as an investment

company under the ICA and securities offered to the public must be registered under the 1933 Act.

Mutual fund advisers must also file periodic reports with the SEC, provide enhanced disclosures to

mutual fund investors, act in the best interests of their clients, and implement risk management and

operational controls and procedures.

28.   Unlike stocks, whose price is determined through trading on an exchange, mutual

fund shares must be priced daily based on the fund's net asset value ("NAV"). Investors purchase

shares from the fund and generally must be able to freely redeem their shares with the fund. Because

they must maintain liquidity to satisfy share redemptions, mutual funds are also subject to various

investment restrictions, including limits on the amount of risk they may take on, their ability to

concentrate investments in an issuer or industry, the amount of leverage they can be exposed to, and

the types of securities they can invest in.

29.   Defendants Willis and Pulire are longtime investment professionals specializing in

municipal bond strategies. Municipal bonds are debt obligations issued by states, cities, counties and

other governmental entities to raise funds to pay for public projects. Types of municipal bonds

include: (i) general obligation bonds, which offer principal and interest secured by the full faith and

credit of the issuer and usually supported by the issuer's taxing power; (ii) revenue bonds, which

have principal and interest secured by particular streams of revenue such as tolls, charges, or rents

paid by users of the facility built with bond proceeds; and (iii) insured bonds backed by an insured

<center>- 7 -</center>

guarantee from a municipal bond insurer. Municipal bonds are generally considered safer than

corporate stocks or bonds because of the relatively low risk of default. In addition, interest income

earned from municipal bonds are generally tax-exempt at the federal level and may also be tax-

exempt at the state level.

30.   The Fund commenced operations in September 2017.   The Fund's primary

investment objective is to provide current income exempt from regular federal income tax, and its

secondary investment objective is to seek total return. The "Fact Sheet" for the Fund, available on

Easterly's website, states that the Fund "[s]eeks to provide long-term, yield-driven total return

relying mostly on fundamental credit analysis by building a diversified high-yield portfolio focusing

on overlooked and under-appreciated sectors of the high-yield municipal bond market."[1]

31.   The Fund is purportedly heavily diversified with restrictions on the Fund's ability to

invest more than 5% of its assets in the securities of any one issuer, 25% of its assets in the securities

of issuers in a particular industry or group of industries, and on purchasing more than 10% of any

class of the outstanding voting securities of any issuer. The Fund is also purportedly prohibited from

investing more than 15% of its net assets in illiquid investments. Under normal market conditions,

the Fund's strategy involves investing at least 80% of its net assets (plus borrowings for investment

purposes) in tax exempt debt securities, with a majority invested in debt securities that are rated

below investment grade (aka "junk bonds"), and without limitations on the Fund's ability to invest in

municipal securities issued by or on behalf of states and local governmental authorities throughout

the United States and its territories. Thus, the Fund offered investors the ability to invest in high-

yield debt securities offering tax-exemption benefits ostensibly combined with the substantial risk

mitigation offered by the Fund's highly diversified strategy, exposure to municipal debt securities,

---

[1]   The Fact Sheet is available at https://funds.easterlyam.com/rocmuni-high-income-municipal-bond-fund/ (the "Fund Website").

and its operating and reporting structure as a highly regulated mutual fund subject to the strictures of the ICA and the 1933 Act.

32.   On April 11, 2024, Easterly announced that it had entered into an agreement to acquire the municipal bond strategies team of PSP, consisting of defendants Willis and Pulire. The release stated that defendants Willis and Pulire would continue to manage the Fund for Easterly, which Easterly described as applying "a value-based security selection to construct a diversified, higher-yielding portfolio that seeks to achieve strong long-term total returns" and appealing to "institutional and private wealth investors seeking tax-free income and yield-driven total returns." Defendant Crate praised the team's "ability to achieve consistent performance and generate alpha" in various market environments, stating in pertinent part as follows:

> Troy Willis and Charlie Pulire have a solid track record of strong investment performance that will expand Easterly's active fixed income solutions, offering more optionality to our investors. . . . This team's ability to achieve consistent performance and generate alpha over full market cycles is impressive, and we are excited to leverage their expertise.

33.   The transaction closed on October 4, 2024. While the trustees and the ostensible management of the Fund changed names, the day-to-day operations and general investment strategies and purported protocols and procedures of the Fund remained the same, as defendants Willis and Pulire continued in their roles as investment advisers and portfolio managers to the Fund.

**MATERIALLY FALSE AND MISLEADING STATEMENTS
AND OMISSIONS IN THE OFFERING MATERIALS**

34.   During the Class Period, defendants issued and distributed the following documents in connection with the continuous offering of shares of the Fund:

(a)   The semi-annual reports of the Fund filed with the SEC on Form N-CSRS on May 5, 2023 (with an amendment filed on December 27, 2023), May 9, 2024, and May 9, 2025;

(b)   The statement of additional information ("SAI") for the Fund filed with the SEC on Form 497 on May 19, 2023;

(c)   The annual reports of the Fund filed with the SEC on Form N-CSR on November 24, 2023 and November 12, 2024;

(d)   The post-effective amendments of the registration statement for the Fund filed with the SEC on Form 485POS on December 28, 2023, August 29, 2024, October 4, 2024, and December 30, 2024;

(e)   The summary prospectuses of the Fund filed with the SEC on Form 497K on January 2, 2024 and October 11, 2024;

(f)   The monthly portfolio investment reports filed with the SEC on Forms NPORT-P and NPORT-P/A on July 28, 2023, October 30, 2023, January 9, 2024, January 29, 2024, April 26, 2024, July 29, 2024, October 30, 2024, January 29, 2025, and April 29, 2025;

(g)   The prospectus of the Fund filed with the SEC on January 3, 2025 on Form 497;

(h)   The Fund Fact Sheet, which was used by defendants to solicit purchasers of Fund shares and made available through the Fund Website; and

(i)   The Fund "Tailored Shareholder Reports," which were also used by defendants to solicit purchasers of Fund shares and made available through the Fund Website.

35.   The documents referenced in ¶34 are collectively referred to herein as the "Offering Materials."

36.   The Offering Materials contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and were not prepared in accordance with the rules and regulations governing their preparation.

37.   Specifically, the Offering Materials described the "Investment Strategy" of the Fund as "[s]eek[ing] to provide long-term, yield-driven total return relying mostly on fundamental credit analysis by building a diversified high-yield portfolio focusing on overlooked and under-appreciated sectors of the high-yield municipal bond market."

38.   The Offering Materials further stated, "[i]n selecting securities for the Fund, the Adviser employs a top-down/bottom-up research approach with an emphasis on analyzing the stand-alone credit, including financials, bond covenants, management team, and underlying asset value." The Offering Materials claimed that the "below investment grade universe represents some of the best value in the fixed income markets."

39.   The Offering Materials claimed that the Fund was heavily diversified, with 134 individual portfolio holdings as of March 31, 2025. The Offering Materials similarly represented "[t]he Fund will typically not invest more than 5% of its assets, at the time of investment, in the securities of any one obligor." The Offering Materials further stated that the Fund "will not concentrate its investments in issuers in any one industry" and that the Fund would abide by the SEC's position that "investment of more than 25% of a fund's total assets in issuers in the same industry constitutes concentration in that industry," but that "[m]any types of municipal securities (such as general obligation, government appropriation, municipal leases, special assessment and special tax bonds) are not considered a part of any 'industry' for purposes of this policy."

40.   Similarly, prior to the October 2024 reorganization, the Offering Materials provided the following descriptions of the Fund's purportedly broad diversification:

> The High Income Fund is diversified. A diversified fund is a fund that satisfies the definition of a "diversified company" set forth in the 1940 Act.
>
> *   *   *
>
> A "diversified company" means that as to 75% of the Fund's total assets, excluding cash, government securities and securities of other investment companies,

- 11 -

(1) no more than 5% may be invested in the securities of a single issuer, and (2) the Fund may not hold more than 10% of the outstanding voting securities of a single issuer.

Because the Funds intend to qualify as "regulated investment companies" under Subchapter M of the Internal Revenue Code of 1986, as amended, (the "Code"), each Fund will limit its investments, excluding cash, cash items (including receivables), U.S. government securities and securities of other regulated investment companies, so that at the close of each quarter of the taxable year, (1) not more than 25% of a Fund's total assets will be invested in the securities of a single issuer, and (2) with respect to 50% of its total assets, not more than 5% of a Fund's total assets will be invested in the securities of a single issuer and each Fund will not hold more than 10% of such issuer's outstanding voting securities.

41.   The Offering Materials stated that the Fund had strict limitations on the proportion of

its assets that could be invested in illiquid securities, stating in pertinent part as follows:

Illiquid Investments

The Funds may purchase illiquid investments, which may include securities that are not readily marketable and securities that are not registered under the Securities Act. A Fund may not acquire any illiquid investments if, immediately after the acquisition, a Fund would have invested more than 15% of its net assets in illiquid investments that are assets. The term "illiquid investments" for this purpose means any investment that a fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the provisions of Rule 22e-4 under the 1940 Act. The Funds may not be able to sell illiquid investments when the Adviser considers it desirable to do so or may have to sell such investments at a price that is lower than the price that could be obtained if the investments were more liquid. In addition, the sale of illiquid investments also may require more time and may result in higher dealer discounts and other selling expenses than does the sale of investments that are more liquid. Illiquid investments also may be more difficult to value due to the unavailability of reliable market quotations for such investments, and investments in illiquid investments may have an adverse impact on NAV.

Institutional markets for restricted securities have developed as a result of the promulgation of Rule 144A under the Securities Act, which provides a safe harbor from Securities Act registration requirements for qualifying sales to institutional investors. When Rule 144A restricted securities present an attractive investment opportunity and otherwise meet selection criteria, a Fund may make such investments. Whether or not such investments are illiquid depends on the market that exists for the particular investment. It is not possible to predict with assurance exactly how the market for Rule 144A restricted securities or any other security will develop.   An investment which when purchased enjoyed a fair degree of marketability may subsequently become illiquid. In such event, appropriate remedies are considered to minimize the effect on a Fund's liquidity.

42.   The Offering Materials detailed how the Fund's securities were purportedly valued at their "fair value" daily, stating in pertinent part as follows:

Generally, a Fund's securities are valued each day at the last quoted sales price on each security's primary securities exchange. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign, and including the National Association of Securities Dealers' Automated Quotation System ("NASDAQ")) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary securities exchange (or in the case of NASDAQ securities, at the NASDAQ Official Closing Price) or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on the primary exchange. When a market price is not readily available, including circumstances under which Easterly determines that a security's market price is not accurate, a portfolio security is valued by the Adviser, as the Funds' valuation designee, with the assistance of a pricing committee at its fair value, as determined under procedures established by the Board. In these cases, a Fund's NAV will reflect certain portfolio securities' fair value rather than their market price. Debt securities with remaining maturities of sixty days or less at the time of purchase may be valued at amortized cost. The amortized cost valuation method involves valuing a debt obligation in reference to its cost rather than market forces.

43.   Regarding "Valuation Risk," the Offering Materials stated that, while received prices may differ from internal valuations, the Fund employed rigorous internal pricing methodologies and third-party verifications, stating that the Fund typically valued the municipal bonds in which it invests "using evaluated prices supplied by independent pricing services[.] Such pricing services take into consideration a range of market-based and security specific inputs and assumptions, including price quotations from broker-dealers making markets in such instruments, transactions in comparable investments and considerations about general market conditions."

44.   The Offering Materials contained substantially similar representations regarding the Fund's valuation procedures prior to the October 2024 reorganization, stating in pertinent part as follows:

Each Fund's assets are generally valued at their market price on the valuation date and are based on valuations provided by independent pricing services consistent with the Trust's valuation procedures. When market prices are not readily available, a security or other asset is valued at its fair value as determined under fair value pricing procedures approved by the Board. The Board reviews, no less frequently than annually, the adequacy of the Fund's policies and procedures and the effectiveness of their implementation. These fair value pricing procedures will also be used to price a security when corporate events, events in the securities market and/or world events cause the Adviser to believe that a security's last sale price may not reflect its actual market value. The intended effect of using fair value pricing procedures is to ensure that the Fund is accurately priced. The Board will regularly evaluate whether the Trust's fair value pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through the application of such procedures.

45.   The Offering Materials provided the following charts regarding the Fund's purported "Investment Performance" for various time periods as of March 31, 2025:

Investment Performance – March 31, 2025 (%)

	QTD	YTD	1-Yr	3 Yrs	5 Yrs	Since Inception
Institutional Class (RMHIX)¹◊	-1.49	-1.49	-3.15	-1.13	0.23	1.02
Investor Class (RMHVX)²◊	-1.60	-1.60	-3.61	-1.66	-0.22	0.57
Class-A (RMJAX)³ – Without Load	-1.55	-1.55	-3.38	-1.52	N/A	-2.44
Class-A (RMJAX)³ – With Max Load	-3.77	-3.77	-5.55	-2.25	N/A	-3.15
Bloomberg High Yield Municipal Bond Index	0.82	0.82	5.59	2.86	4.31	4.09

Calendar Year Performance

	2024	2023	2022	2021	2020	2019	2018	2017
Institutional Class (RMHIX)¹◊	0.89	5.22	-13.34	4.08	-4.57	9.42	7.45	2.05
Investor Class (RMHVX)²◊	0.24	4.81	-13.82	3.54	11.53	N/A	N/A	N/A
Class-A (RMJAX)³ – Without Load	0.66	5.01	-11.03	N/A	N/A	N/A	N/A	N/A
Class-A (RMJAX)³ – With Max Load	-1.63	2.65	-13.02	N/A	N/A	N/A	N/A	N/A
Bloomberg High Yield Municipal Bond Index	6.32	9.21	-13.10	7.77	4.89	10.68	4.76	1.45

46.   During the Class Period, the Offering Materials stated that the Fund's total NAV was:

$232.38 million as of March 31, 2025; $244.26 million as of February 28, 2025; $335.7 million as of August 31, 2024; $310.1 million as of February 29, 2024; $274.78 million as of August 31, 2023; and $242.29 million as of February 28, 2023. Periodic reports of the Fund's portfolio holdings contained in the Offering Materials included several assets at materially inflated valuations as part of the Fund's total NAV, including municipal bonds issued for Legacy Cares, Proton International Alabama, LLC, Purecycle Technologies, and Gladieux Metals Recycling LLC.

47.   The statements identified in ¶¶37-46 were materially false and misleading when made because they failed to disclose the following adverse facts that existed at the time of the continuous offering of Fund shares during the Class Period:

(a)   That the Fund had marked tens of millions of dollars' worth of its portfolio assets at artificially inflated prices that did not reasonably reflect the fair value of those assets;

(b)   That the Fund had implemented a fundamentally flawed pricing and valuation methodology which had systematically inflated the Fund's NAV and individual asset valuations;

(c)   That the Fund was more heavily invested in illiquid assets than disclosed in the Offering Materials;

(d)   That the Fund's assets were more closely correlated and less diversified than disclosed in the Offering Materials;

(e)   That, as a result of (a)-(d) above, the Fund's stated NAV, NAV per share, individual asset valuations, and historical performance were materially overstated; and

(f)   That, as a result of (a)-(e) above, the Fund was subject to a material undisclosed risk of a sudden collapse in the price of Fund shares.

48.   Furthermore, Item 303 of SEC Regulation S-K, 17 C.F.R. §229.303(b)(2)(ii) ("Item 303"), required defendants to "[d]escribe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations." Similarly, Item 105 of SEC Regulation S-K, 17 C.F.R. §229.105(a) ("Item 105"), required, in the "Risk Factors" section of the Offering Materials, "a

discussion of the material factors that make an investment in the registrant or offering speculative or

risky" and required each risk factor to "adequately describe[] the risk."

49.   The failure of the Offering Materials to disclose that the Fund was employing

fundamentally flawed pricing and valuation policies and procedures, leading to a material

overstatement of the Fund's NAV and individual asset valuations, and had materially misrepresented

its diversification and exposure to illiquid securities violated Item 303, because these undisclosed

facts were known to defendants and would (and did) have an unfavorable impact on the Fund's

income from continuing operations. This failure also violated Item 105, because these adverse facts

created significant risks that were not disclosed even though they were some of the most significant

factors that made an investment in the Fund speculative or risky.

50.   Although the Offering Materials included generic warnings regarding the Fund's

valuation methodologies, pricing practices, and general investment risks, these representations were

themselves misleading because they failed to disclose the Fund's fundamentally defective valuation

policies and procedures and the risks attendant to these fundamental defects, which not only

impacted individual asset valuations but also the Fund's total NAV and all of its portfolio holdings.

The boilerplate warnings were insufficient to negate the misleading impression created by the

misrepresentations in the Offering Materials, alleged herein, that the Fund maintained rigorous

pricing and valuation policies and procedures, corroborated by independent pricing services and

objective market references which were actively overseen by the Board of Trustees, with effective

concentration and liquidity limits designed to effectively mitigate risks.

EVENTS FOLLOWING THE CLASS PERIOD

51.   On June 13, 2025, the Fund surprised the market by abruptly marking down the value

of Fund shares by 30%. The per share NAV of RMHIX was marked down from $6.15 per share the

prior day to $4.33 per share; the per share NAV of RMHVX was marked down from $6.19 per share the prior day to $4.36 per share; and the per share NAV of RMJAX was marked down from $6.13

per share the prior day to $4.31 per share. The value of Fund shares continued to plummet in

subsequent days, falling to less than $3 per share within a span of just two weeks. Hundreds of

millions of dollars' worth of investor capital simply evaporated.

52.   The stunning collapse in the value of Fund shares in such a short time span is

virtually unprecedented in connection with municipal bond mutual funds. Given the purported broad

diversification of the Fund's portfolio (which Offering Materials claimed included more than 130

individual assets as of March 31, 2025), its municipal bond-focused Investment Strategy, and the

Fund's ostensible policies and procedures, including regarding the valuation and pricing of Fund

assets, the breadth and scope of such a markdown should not be possible. Notably, there was no

sudden collapse in the municipal bond market, comparable funds did not suffer similar declines, and

the two major indexes used by the Fund to gauge its success – the Bloomberg Municipal Bond Index

and the Bloomberg High Yield Municipal Bond Index – actually *increased* during this time. Rather,

such a shocking destruction of wealth was possible because the Offering Materials materially

misrepresented the nature of the Fund, the value of Fund investments, and the policies and

procedures employed by the Fund.

53.   Industry news source *The Bond Buyer* described in an article the collapse of the Fund

as a "one-off . . . fire sale" that did not reflect the wider industry. The article stated that the "sudden

selloff" "surprised" the market and was a "rare occurrence in the high-yield market." The article

stated that this sudden collapse was not indicative of market conditions but rather Fund-specific

factors such as "flawed pricing," "illiquidity," and the fact that the Fund was insufficiently

"diversified." The article quoted Easterly who claimed that the Fund had "repositioned to improve

liquidity," but the article observed that the Fund had in fact been forced into a "distressed trade" with "buyers snapping up bargains on bonds that priced at sharp discounts to their valuation." The article noted that the Fund was heavily invested in junk investments with a "lack of credit transparency" and "minimal collateral and financial information, which is often hidden in data rooms accessible only to holders who may not have an interest in making the information public."

54.   *The Bond Buyer* conveyed that market participants with knowledge of the Fund's sales had observed that the sales had reflected "very, very dramatic markdowns from where they were marked." According to a note by Birch Creek Capital summarized in the article, "[m]any of these bonds traded at a massive discount to their eval[uated prices]." Examples included an investor who paid ***just two cents*** for $800,000 in bonds issued by Proton International Alabama, LLC, and another who paid ***just four cents*** for $3.2 million in bonds issued by Gladieux Metals Recycling LLC – the Fund's largest position at the end of the first quarter of 2025.

55.   The total net assets of the Fund have collapsed from over $230 million as of March 31, 2025 to less than $17 million as of July 8, 2025. This lawsuit seeks recompense under the 1933 Act for plaintiff and the Class for losses caused by the materially misleading Offering Materials.

CLASS ACTION ALLEGATIONS

56.   Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23 on behalf of a Class consisting of all persons who purchased shares of the Fund during the Class Period and sustained damages (the "Class"). Excluded from the Class are defendants herein, the officers and directors of Easterly, PSP, the Trust, Managed Portfolio Series, Easterly Securities, or Quasar, members of the immediate families of any such excluded party, and any person, firm, trust, corporation, officer, director, or other individual or entity in which any defendant has a controlling interest.

57.   The members of the Class are so numerous that joinder of all members is impracticable. As of September 30, 2024, there were over 44 million Fund shares outstanding.

While the exact number of Class members is unknown to plaintiff at this time, and can only be ascertained through appropriate discovery, plaintiff believes that there are at least hundreds, if not thousands, of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Fund or its agents and may be notified of the pendency of this action by mail using the form of notice similar to that customarily used in securities class actions.

58.   Plaintiff's claims are typical of the claims of the members of the Class, as all members of the Class are similarly affected by defendants' conduct in violation of federal law that is complained of herein.

59.   Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

60.   Common questions of law and fact predominate and include:

(a)   Whether defendants violated the 1933 Act;

(b)   Whether the Offering Materials contained false and misleading statements and/or omitted to disclose material facts; and

(c)   The extent and appropriate measure of damages.

61.   A class action is superior to other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually seek redress for the wrongs done to them. Plaintiff knows of no difficulty in the management of this action as a class action.

COUNT I

For Violation of §11 of the 1933 Act
Against the Trust, Managed Portfolio Series, Easterly Securities, Quasar,
and the Trustee Defendants

62.   Plaintiff incorporates all allegations in ¶¶1-61 above by reference.

63.   This Count is brought pursuant to §11 of the 1933 Act on behalf of plaintiff and the

Class against the Trust, Managed Portfolio Series, Easterly Securities, Quasar, and the Trustee

Defendants.

64.   The Offering Materials, which consist of the registration statements for the Fund and

documents incorporated therein, were inaccurate and misleading, contained untrue statements of

material facts, omitted to state other facts necessary to make the statements made not misleading,

and omitted to state material facts required to be stated therein.

65.   The Trust has been the registrant for the shares of the Fund since the October 2024

reorganization, with Managed Portfolio Series serving as the registrant prior to that time. As such,

both defendants are strictly liable for the materially false and misleading statements in the Offering

Materials. Easterly Securities and Quasar, as the Fund's underwriters, and the Trustee Defendants,

who signed the registration statements and/or were members of the relevant Boards of Trustees, were

responsible for the contents and dissemination of the Offering Materials.

66.   None of the defendants named herein made a reasonable investigation or possessed

reasonable grounds for the belief that the statements contained in the Offering Materials were true

and without omissions of any material facts and were not misleading.

67.   By reasons of the conduct alleged, each of the defendants named herein violated,

and/or controlled a person who violated, §11 of the 1933 Act.

68.   Plaintiff acquired shares of the Fund during the Class Period and pursuant to the

Offering Materials, including the defective registration statements for the Fund as detailed herein.

At the time plaintiff purchased shares of the Fund, plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein.

69.   Plaintiff and the Class have sustained damages. The value of the shares of the Fund has declined substantially subsequent to and due to defendants' violations.

COUNT II

For Violation of §12(a)(2) of the 1933 Act
Against All Defendants

70.   Plaintiff incorporates all allegations in ¶¶1-69 above by reference.

71.   This Count is brought pursuant to §12(a)(2) of the 1933 Act on behalf of plaintiff and the Class against all defendants.

72.   Defendants were sellers and offerors and/or solicitors of purchasers of the shares of the Fund offered pursuant to the Offering Materials, which constituted the prospectuses for the Fund, and were motivated by a desire to serve their own financial interests or those of the Fund, Easterly, and/or PSP.

73.   The Offering Materials contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. The Investment Adviser Defendants, the Trustee Defendants, Easterly Securities, and Quasar each solicited investors for the Fund, including by participating in the preparation and dissemination of the false and misleading Offering Materials, and participating in marketing the shares of the Fund to investors.

74.   Defendants owed to the purchasers of Fund shares, including plaintiff and other Class members, the duty to make a reasonable and diligent investigation of the statements contained in the Offering Materials and corresponding supplements and amendments to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to

make the statements contained therein not misleading. Defendants, in the exercise of reasonable

care, should have known of the misstatements and omissions contained in the Offering Materials as

set forth above.

75.   Plaintiff and other members of the Class purchased shares of the Fund pursuant to the

Offering Materials, including the defective prospectuses for the Fund as detailed herein. Plaintiff did

not know, nor in the exercise of reasonable diligence could have known, of the untruths and

omissions contained in the Offering Materials for the Fund.

76.   By reason of the conduct alleged herein, defendants violated, and/or controlled a

person who violated, §12(a)(2) of the 1933 Act. Accordingly, plaintiff and members of the Class

who hold shares of the Fund have the right to rescind and recover the consideration paid for their

shares of the Fund and hereby elect to rescind and tender those shares to the defendants sued herein.

Plaintiff and Class members who have sold their shares of the Fund are entitled to rescissory

damages.

COUNT III

For Violation of §15 of the 1933 Act
Against the Investment Adviser Defendants and the Trustee Defendants

77.   Plaintiff incorporates all allegations in ¶¶1-76 above by reference.

78.   This Count is brought pursuant to §15 of the 1933 Act on behalf of plaintiff and the

Class against the Investment Adviser Defendants and the Trustee Defendants.

79.   The Investment Adviser Defendants managed and controlled the business affairs of

the Fund, the Trust, and/or the Managed Portfolio Series and was a control person of the Fund, the

Trust, and/or the Managed Portfolio Series as detailed herein. The Investment Adviser Defendants

and their directors and/or officers each had a series of direct and/or indirect business and/or personal relationships with the trustees, directors and/or officers and/or major shareholders of the Fund, the Trust, and/or the Managed Portfolio Series.

80.   Each of the Trustee Defendants was a control person of the Fund, the Trust, and/or the Managed Portfolio Series by virtue of his or her position as a director, trustee, and/or senior officer of the Fund, the Trust, the Managed Portfolio Series, or the Investment Adviser Defendants. The Trustee Defendants each had a series of direct and/or indirect business and/or personal relationships with other trustees, directors and/or officers, and/or major shareholders of the Fund, the Trust, and/or the Managed Portfolio Series.

81.   Each of the defendants named herein was a culpable participant in the violations of §§11 and 12(a)(2) of the 1933 Act alleged in Counts I and II above, based on their having signed the registration statements for the Fund during the Class Period, preparing and disseminating the Offering Materials, soliciting investment in the Fund, and/or having otherwise participated in the process which allowed the sale of the shares of the Fund to be successfully completed. By reason of such conduct, the defendants named in this Count are liable pursuant to §15 of the 1933 Act.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment as follows:

A.   Determining that this action is a proper class action, designating plaintiff as Lead

Plaintiff and certifying plaintiff as a Class representative under Rule 23 of the Federal Rules of Civil

Procedure and plaintiff's counsel as Lead Counsel;

B.   Awarding compensatory damages in favor of plaintiff and the other Class members

against all defendants, jointly and severally, for all damages sustained as a result of defendants'

wrongdoing, in an amount to be proven at trial, including interest thereon;

C.   Awarding recission and/or a rescissory measure of damages;

D.   Awarding plaintiff and the Class their reasonable costs and expenses incurred in this

action, including counsel fees and expert fees; and

E.   Awarding such equitable/injunctive or other relief as the Court may deem just and

proper.


JURY DEMAND


Plaintiff demands a trial by jury.

DATED: July 22, 2025   ROBBINS GELLER RUDMAN
                                          & DOWD LLP
                                        SAMUEL H. RUDMAN

                                             s/ Samuel H. Rudman
                                        ───────────────────────────
                                            SAMUEL H. RUDMAN

                                        58 South Service Road, Suite 200
                                        Melville, NY 11747
                                        Telephone: 631/367-7100
                                        631/367-1173 (fax)
                                        srudman@rgrdlaw.com


- 24 -


ROBBINS GELLER RUDMAN
   & DOWD LLP
BRIAN E. COCHRAN
655 West Broadway, Suite 1900
San Diego, CA 92101-8498
Telephone: 619/231-1058
619/231-7423 (fax)
bcochran@rgrdlaw.com

Attorneys for Plaintiff